

June 6, 2024

Brian G. Andrews
Executive Vice President, Chief Financial Officer and Treasurer
COOPER COMPANIES, INC.
6101 Bollinger Canyon Road, Suite 500
San Ramon, California 94583

> **Re: COOPER COMPANIES, INC.**
> **Form 10-K for Fiscal Year Ended October 31, 2023**
> **Form 10-Q for Fiscal Quarter Ended April 30, 2024**
> **Form 8-K Filed May 30, 2024**
> **File No. 001-08597**

Dear Brian G. Andrews:

We have reviewed your May 22, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 8, 2024 letter.

Form 10-Q for Fiscal Quarter Ended April 30, 2024

Consolidated Condensed Statements of Income and Comprehensive Income, page 3

1. We note your response to comment 3. You may not present non-GAAP measures on the face of your statements of income. Please remove the inclusion of the gross profit line and include the notation next to the Cost of sales title that it excludes amortization of intangibles. Refer to Item 10(e)(1)(ii)(C) of Regulation S-K and SAB Topic 11:B for guidance.

Form 10-K for Fiscal Year Ended October 31, 2023

Note 1. Organization and Significant Accounting Policies
Revenue Recognition, page 63

2. We note your response to comment 4. While we understand your service revenues may

be less than 10% of total consolidated revenue, please tell us the impact service revenues are having on operating income and net income for each period in which service revenues are generated. To the extent that service revenues are material to your operating results, please provide the disclosures for revenues related to the various services you provide including (a) identification of the performance obligations (i.e., when typically satisfied, significant payment terms, nature of goods and services, obligations for returns, refunds, and other similar obligations, and types of warranties and related obligations) with reference to ASC 606-10-50-12 and 50-12A, (b) significant judgments for the method used to recognize revenue over time and why the method faithfully depicts the transfer of the services with reference to ASC 606-10-50-18, and (c) variable consideration and any other obligations with reference to ASC 606-10-50-20.

Note 4. Intangible Assets

Other Intangible Assets, page 71

3. We note your response to comment 3. We continue to request that you expand your disclosures to clarify the nature of the "Composite intangible asset" is, as the title does not clearly communicate the "major intangible asset class". Refer to ASC 350-30-50-2.a.1. for guidance.

Form 8-K Filed May 30, 2024

Exhibit 99.1

4. We note that you continue to refer to acquisition and integration costs as exceptional or unusual within the Financial Guidance section. We also note your characterization of business disruptions from natural causes, litigation matters and other items as "one-time". With reference to comment 8, please revise your characterization of these types of adjustments. Refer to Question 102.03 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures for guidance.

5. We note your reconciliation of non-GAAP gross profit and margin along with your response to comment 3. As cost of sales is not fully burdened, the GAAP gross profit you present is not in accordance with US GAAP. If you continue to present non-GAAP gross profit and margin, you will need to present with equal or greater prominence and reconcile from fully burdened gross profit and margin measures prepared in accordance with US GAAP. Refer to Items 10(e)(1)(i)(A) and 10(e)(1)(i)(B) of Regulation S-K for guidance.

6. As previously requested in comment 10, please expand the footnote disclosures to quantify the components of the adjustment when the adjustment is broad and includes multiple types of adjustments (e.g., footnotes (1), (2), (4), and (7)). Please provide us with the revised presentation for fiscal years 2023 and 2022 along with the six-months for fiscal years 2024 and 2023. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

7. We note that in each period presented you include an adjustment to your tax provision for intra-entity asset transfers. Please provide us with a comprehensive explanation as to the

nature of this adjustment. In this regard, it does not appear that you have a corresponding item in your effective tax rate reconciliation.

Please contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services